UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71052

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mercury Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 Bush Street, Floor 19
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste. 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

October 20, 2009	
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Goldsmith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mercury Investment Services LLC, as of March 2, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Virginia Prince William county

Signature: David Goldsmith 03/02/2026

Title: CCO

The foregoing instrument was subscribed and sworn before me on 03/02/2026 by David Goldsmith.

Farhana Rahman

COMMONWEALTH OF VIRGINIA · ELECTRONIC NOTARY PUBLIC
Farhana Rahman
REGISTRATION NUMBER 7923005
COMMISSION EXPIRES October 31, 2029

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mercury Investment Services LLC

Financial Statements

As of and for the year ended December 31, 2025

This report has been filed with the Securities and Exchange Commission as a PUBLIC document.

Mercury Investment Services LLC
December 31, 2025

Table of Contents



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of Mercury Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mercury Investment Services LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mercury Investment Services LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mercury Investment Services LLC's management. Our responsibility is to express an opinion on Mercury Investment Services LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mercury Investment Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Mercury Investment Services LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 2, 2026

Mercury Investment Services LLC
Statement of Financial Condition
December 31, 2025

Assets	
Cash	$ 162,435
Prepaid Expenses	1,697
Due from Affiliate	200
Total Assets	**$ 164,332**

Liabilities and Members Equity	
Liabilities:	
Accounts Payable & Accrued Expenses	$ 43,961
Due to Parent	48,498
Total Liabilities	**$ 92,459**
Members Equity:	
Contributed Capital	$ 813,936
Accumulated Deficit	(362,594)
Current Period Net Loss	(379,469)
Total Members Equity	**$ 71,873**
Total Liabilities and Members Equity	**$ 164,332**

See Notes to Financial Statements

Note 1: Organization

Mercury Investment Services LLC (the "Company") a Limited Liability Company formed in the state of Delaware in 2023, is a wholly owned subsidiary of Mercury Technologies, Inc (the "Parent"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC). The Company became a member of FINRA in 2023 but as of December 31, 2025 did not have any revenue generating operations. The Parent company makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The carrying value of cash and accounts payable and other accrued liabilities approximates their fair values due to the short-term nature of their maturities.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and could have a material effect on the Company's financial statements.

Revenue Recognition
The Company has not commenced revenue generating operations as of December 31, 2025. The Company plans to primarily derive its revenue from acting as a placement agent for Regulation D private placements to institutional investors.

In accordance with ASC Topic 606, revenue will be recognized when the Company satisfies its performance obligations, typically upon the successful closing of a transaction. Revenue from placement fees will be recognized at a point in time when the underlying transaction is completed and the performance obligation is satisfied. Retainer fees, if any, will be recognized over the period the services are provided if they represent a separate performance obligation

Cash and Cash Equivalents
Cash consists solely of U.S. Dollars in a deposit account at an FDIC insured bank. Of the Company's cash, none has exceeded the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments
The Company's financial instruments consist of cash, receivables, and payables. The carrying amounts of these instruments approximate their fair values due to their short-term nature. The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation strategy (Level 1, Level 2, and Level 3).

Risks and Uncertainties

The Company has not commenced revenue generating operations as of December 31, 2025 and is dependent upon its Parent company for capital to meet operational needs. The Company's Parent is well capitalized and has committed to continuing to support operations as necessary. As of December 31, 2025 the Company had Net Loss of $379,469. The Company is subject to the risks inherent to operating in the financial industry. These risks include, but are not limited to, limited operating history, limited management resources, dependence on the development of marketable products and services, and the changing nature of the industry.

Note 3: Related Parties

The Company maintains an expense sharing agreement ("ESA") with its Parent. Under the ESA, the Parent pays for certain services and office space and allocates a portion of these costs to the Company based on square footage utilized, headcount, or actual usage of staff and software. In accordance with the agreement, the Parent is the primary obligor for all third-party vendor contracts, and the Parent has no recourse against the Company's assets for these obligations. During 2025 the Company incurred expenses of $220,342 under the ESA. The Parent formally forgave $172,179 of these expenses which has been recorded as a capital contribution to the Company.

As of December 31, 2025, the Company also had an outstanding receivable balance of $200 from an affiliate under common control of its Parent. The receivable relates to expenses paid on behalf of the affiliate. This is included in the Due from Affiliate category on the statement of financial condition. Additionally, the Company has an outstanding payable of to its Parent related to expenses paid on behalf of the Company by its Parent. This is included in the Due to Parent category on the statement of financial condition.

Note 4: Net Capital and Customer Reserve Requirements

As a broker-dealer and member of FINRA the Company is subject to SEA Rule 15c3-1, commonly known as the Net Capital Rule, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2025. At December 31, 2025, the Company had net capital of $69,976, which was $58,419 in excess of its required net capital.

The Company is considered a "non-exempt" broker-dealer for purposes of SEA Rule 15c3-3. The Company does not receive, hold or forward customer funds or securities and operates a business limited to acting as a non-custodial placement agent for private placements. As such the Company has received permission from FINRA to operate under Footnote 74, under which the Company is not required to meet the possession and control requirements of Rule 15c3-3 and is not required to make Customer Reserve Requirement computations or deposits under the rule.

Note 5: Income Taxes

As a sole member limited liability company the Company is a disregarded entity for income tax purposes. All operating gains and losses are consolidated into the tax return of the Company's Parent, Mercury Technologies, Inc. The Company has reviewed its tax positions and has concluded that no reserves for uncertain tax positions are required for the year ended December 31, 2025.

Note 6: Segment Information

The Company operates as a single operating segment. The Company's Chief Operating Decision Maker ("CODM"), identified as the Chief Executive Officer (CEO), evaluates the Company's performance and allocates resources based on a review of the Company's consolidated financial results and regulatory net capital position.

As of December 31, 2025, the Company has not commenced revenue-generating operations and remains focused on strategic planning and infrastructure development, including the buildout of its private placement and electronic trading capabilities. The accounting policies used to measure segment performance are consistent with those described in Note 2.

Note 7: Commitments and Contingencies

The Company occupies office space and utilizes equipment under an Expense Sharing Agreement ("ESA") with its Parent (see Note 3). The Parent is the primary obligor for all third-party vendor and lease contracts and has no recourse against the Company's assets. Other than its obligations under the ESA, the Company had no commitments or liabilities requiring future payments as of December 31, 2025. The Company is not a party to any lawsuit or proceeding that, in the opinion of management, is reasonably possible to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Note 8: Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Auditors' Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosure and/or adjustment.

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of Mercury Investment Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Mercury Investment Services LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Mercury Investment Services LLC limits its business activities exclusively to act as a placement agent for Regulation D private placements, solely on a best-efforts basis, and acting as an introducing broker-dealer providing non-custodial order introducing services with activities exclusive to accepting and routing, customer orders to its designated clearing broker-dealer for execution, clearance, and settlement; and conducting no proprietary trading, market making, or direct custody of customer funds or securities. Mercury Investment Services LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Mercury Investment Services LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Mercury Investment Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Mercury Investment Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 2, 2026